NEWS RELEASE


                                  EXHIBIT 99.1

                                 [RETALIX LOGO]

Investor Relations Contact
Allan E. Jordan
The Global Consulting Group
+1-646-284-9400
ajordan@hfgcg.com


            Retalix Announces Preliminary Second Quarter 2006 Results

     Ra'anana, Israel, July 12, 2006 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, announced today preliminary financial results for the quarter ended June 30, 2006.

     Based on preliminary results, Retalix anticipates total revenues to be over $44 million for the second quarter 2006. The Company expects GAAP net loss for second quarter 2006 in the range of $0.08 to $0.13 per share, or non-GAAP net loss in the range of $0.01 to $0.06 per share. Non-GAAP net income excludes equity based compensation expenses of $ of $0.67 million and acquisition related charges of $0.7 million (after tax)*.

     The lower than expected results in the second quarter are primarily the result of delays in the delivery of several projects that were not completed before the end of the quarter and therefore these revenues are expected to be recognized in the third and fourth quarters 2006.

     Commenting on the second quarter preliminary results, Barry Shaked, President and CEO of Retalix Ltd., said: "The second quarter 2006 results are falling short of our expectations due to delays in the delivery of several customer projects. We expected to deliver these projects during the second quarter, but did not meet all our goals. Our customers continue to support these projects and we expect that the delayed projects will be delivered in the third and fourth quarters. We believe that the second half of 2006 will be stronger and therefore reaffirm the guidance that we have set for full year 2006."

     Retalix plans to announce its results for second quarter 2006 on Tuesday, August 29, 2006.

     Conference Call

     Retalix will hold a conference call to discuss results for the second quarter of 2006 on Tuesday, August 29, 2006, at 10:30 AM EST (7:30 AM PST and 17:30 Israeli Time). The conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Retalix web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix web site.

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

     Retalix on the Web: www.retalix.com

     Retalix(R) is a registered trademark of Retalix Ltd. in the United States and/or other countries.

    * Note on Equity Based Compensation Expenses and Acquisition Related Charges

     "Equity based compensation expenses" refer to the amortized fair value of all equity based awards granted to employees. "Acquisition related charges" refer to the impact of the amortization of intangible assets and other acquisition related expenses.

     Use of Non-GAAP Financial Information

     In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123R and acquisition related charges. Retalix's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as well as for providing useful comparisons to periods prior to the adoption of SFAS 123R. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such deems it important to provide all this information to investors.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs and completion of projects with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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